UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 8*)

NEULION, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64128J101
(CUSIP Number)
Roy E. Reichbach, Esq. NeuLion, Inc. 1600 Old Country Road Plainview, NY 11803 (516) 622-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons: Nancy Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

	7.	Sole Voting Power:	75,933,323 (1)

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	75,933,323 (1)

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 75,933,323 (1)

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions):		☐

13.	Percent of Class Represented by Amount in Row 11: 35.5% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (a) 39,700,056 shares of shares of common stock (the “Common Stock”) held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,237,500 shares of Common Stock underlying options which are exercisable by Ms. Li within sixty days of January 30, 2015.  Also includes (i) 11,863,037 shares of Common Stock held directly by Charles B. Wang, Ms. Li’s spouse, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, and (iii) 22,820,650 shares of Common Stock held by AvantaLion LLC (“AvantaLion”).  AvantaLion is a Delaware limited liability company controlled by Mr. Wang.  Does not include (a) 7,341,715 shares of Common Stock underlying Class 3 Preference Shares (assuming a 1:1 conversion) owned by JK&B Capital V Special Opportunity Fund, L.P. (“JK&B Special Opp.”), a limited partnership in which Mr. Wang has an 86% pecuniary interest (in the aggregate, Mr. Wang has a pecuniary interest in 6,313,875 of the Class 3 Preference Shares), (b) 4,692,274 shares of Common Stock underlying Class 4 Preference Shares (assuming a 1:1 conversion) owned by JK&B Special Opp. (in the aggregate, Mr. Wang has a pecuniary interest in 4,035,356 of the Class 4 Preference Shares owned by JK&B Special Opp.) and (c) 5,000,000 shares of Common Stock held by the Charles B. Wang Multigenerational 2012 Trust (the “2012 Trust”).  The 2012 Trust is an irrevocable trust; Mr. Wang is not a trustee of, and does not have voting or dispositive power over, the securities owned by the 2012 Trust.  Ms. Li does not have voting or dispositive power over the securities owned by Mr. Wang, JK&B Special Opp. or the 2012 Trust.  Ms. Li disclaims beneficial ownership of all securities held by Mr. Wang, JK&B Special Opp. and the 2012 Trust, and this report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

(2) Based on 214,184,801 shares of Common Stock issued and outstanding as of January 30, 2015.

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Explanatory Note

This Schedule 13D/A amends and restates the Schedule 13G/A dated December 31, 2013 filed by Nancy Li.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to common stock, $0.01 par value (the “Common Stock”), of NeuLion, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Old Country Road, Plainview, NY 11803.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D/A is being filed by Nancy Li.

(b)	Residence or Business Address:

The business address of Ms. Li is c/o NeuLion, Inc. 1600 Old Country Road, Plainview, NY 11803.

(c)	Present Principal Occupation or Employment:

Ms. Li has been the Executive Vice Chairman of the Issuer since January 30, 2015, a member of the Board of Directors of the Issuer since October 2008, and was the Issuer’s President and Chief Executive Officer from October 2008 until January 30, 2015.

(d)	Criminal Convictions:

During the last five years, Ms. Li has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Ms. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Ms. Li is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule 13D/A is being filed to reflect that, on January 30, 2015, Ms. Li entered the Stockholder’s Agreement described in Item 6, below.

ITEM 4.	PURPOSE OF TRANSACTION

The information included in Item 6 below is hereby incorporated herein by reference.

Other than pursuant to her activities as the Executive Vice Chairman and a director of the Issuer, Ms. Li does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any similar action to those enumerated above.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of January 30, 2015, Ms. Li beneficially owned (a) 39,700,056 shares of shares of common stock (the “Common Stock”) held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,237,500 shares of Common Stock underlying options which are exercisable by Ms. Li within sixty days of January 30, 2015.  Ms. Li’s spouse, Charles B. Wang, owned (i) 11,863,037 shares of Common Stock held directly by Mr. Wang, (ii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren of which Mr. Wang is the trustee, and (iii) 22,820,650 shares of Common Stock held by AvantaLion LLC (“AvantaLion”).  AvantaLion is a Delaware limited liability company controlled by Mr. Wang.  The foregoing represented 35.5% of the total issued and outstanding Common Stock, based on 214,184,801 shares of Common Stock issued and outstanding as of January 30, 2015.

The foregoing does not include (a) 7,341,715 shares of Common Stock underlying Class 3 Preference Shares (assuming a 1:1 conversion) owned by JK&B Capital V Special Opportunity Fund, L.P. (“JK&B Special Opp.”), a limited partnership in which Mr. Wang has an 86% pecuniary interest (in the aggregate, Mr. Wang has a pecuniary interest in 6,313,875 of the Class 3 Preference Shares), (b) 4,692,274 shares of Common Stock underlying Class 4 Preference Shares (assuming a 1:1 conversion) owned by JK&B Special Opp. (in the aggregate, Mr. Wang has a pecuniary interest in 4,035,356 of the Class 4 Preference Shares owned by JK&B Special Opp.) and (c) 5,000,000 shares of Common Stock held by the Charles B. Wang Multigenerational 2012 Trust (the “2012 Trust”).  The 2012 Trust is an irrevocable trust; Mr. Wang is not a trustee of, and does not have voting or dispositive power over, the securities owned by the 2012 Trust.

Ms. Li does not have voting or dispositive power over the securities owned by Mr. Wang, JK&B Special Opp. or the 2012 Trust.  Ms. Li disclaims beneficial ownership of all securities held by Mr. Wang, JK&B Special Opp. and the 2012 Trust, and this report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for the purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

(b)	Power to Vote and Dispose of the Issuer Shares:

Ms. Li had sole voting and dispositive power over owned (a) 39,700,056 shares of shares of Common Stock held directly by Ms. Li, (b) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children of which Ms. Li is the trustee, and (c) 1,237,500 shares of Common Stock underlying options which are exercisable by Ms. Li within sixty days of January 30, 2015.

(c)	Transactions Effected During the Past 60 Days:

Ms. Li has not effected any transactions in the Common Stock during the past 60 days.  On December 23, 2014, Mr. Wang received 20,762 shares of Common Stock as semi-annual compensation for his services as a director of the Issuer.

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(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 12, 2014, Ms. Li was granted options to purchase 400,000 shares of Common Stock under the NeuLion, Inc. 2012 Omnibus Securities and Incentive Plan (the “New Plan”) at an exercise price of $1.03 per share.  The options vest in equal yearly increments over a four year period beginning on May 12, 2015.

On August 13, 2013, Ms. Li was granted options to purchase 900,000 shares of Common Stock under the New Plan at an exercise price of $0.48 per share.  The options vest in equal yearly increments over a four year period beginning on August 13, 2014.

On June 4, 2012, Ms. Li was granted options to purchase 450,000 shares of Common Stock under the Fourth Amended and Restated Stock Option Plan, as amended (the “Old Plan”) at an exercise price of $0.18 per share.  The options vest in equal yearly increments over a four year period beginning on June 4, 2013.

On May 16, 2011, Ms. Li was granted options to purchase 450,000 shares of Common Stock under the Old Plan at an exercise price of $0.43 per share.  The options vest in equal yearly increments over a four year period beginning on May 16, 2012.

On March 19, 2010, Ms. Li was granted options to purchase 450,000 shares of Common Stock under the Old Plan at an exercise price of $0.59 per share.  The options vested in equal monthly increments over a forty-eight month period beginning on April 19, 2010.

On January 30, 2015, the Issuer completed a merger (the “Merger”) pursuant to the Agreement and Plan of Merger dated January 2, 2015 among the Issuer, NLDMC, Inc., a wholly-owned subsidiary of the Issuer, NLDAC, Inc., a wholly-owned subsidiary of the Issuer, PCF 1, LLC (“PCF”) and DivX Corporation. At the closing of the Merger, Ms. Li, Charles B. Wang, AvantaLion, PCF, and the Issuer entered into a Stockholders’ Agreement dated January 30, 2015 (the “Stockholders’ Agreement”).  Among other things, the Stockholders’ Agreement contains provisions entitling PCF to designate two members of the Board, at least one of whom will serve on each of the audit, compensation and nominating and governance committees of Issuer. Pursuant to this provision, James R. Hale and John A. Coelho joined Issuer’s Board effective January 30, 2015 and the parties to the Stockholders’ Agreement other than the Issuer agreed to vote their shares of Common Stock in the future in favor of the individuals who may be designated by PCF to the Board pursuant to terms contained in the Stockholders’ Agreement.  The Stockholders’ Agreement also provides that the shares owned by Ms. Li may not be transferred unless the transferee agreed to be bound by the terms of the terms of the Stockholders’ Agreement.  The designation and voting provisions terminate on the date on which PCF and its affiliates cease to collectively beneficially own, in the aggregate, at least fifty percent (50%) of the total number of shares and conversion shares issued in the Merger. Ms. Li disclaims group status with each of the parties to the Stockholders’ Agreement and disclaims any beneficial ownership in any securities of Issuer owned by such persons.

Other than the arrangements described under this Schedule 13D/A, Ms. Li has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Power of Attorney (incorporated by reference to Exhibit 24 to Ms. Li’s Form 3 filed with the SEC on June 8, 2009)

2
Stockholders’ Agreement, dated January 30, 2015 (Incorporated by reference to Exhibit 3 filed with the Schedule 13D of PCF 1, LLC; Parallax Capital Fund, L.P., Parallax Capital, L.P., Parallax Holdings, LLC, and James R. Hale, filed with the SEC on February 9, 2015).

3	Fourth Amended and Restated Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 12, 2013)

4	NeuLion, Inc. 2012 Omnibus Securities and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 5, 2012)

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
(Date)

/s/ Roy E. Reichbach
(Signature)

Roy E. Reichbach, attorney-in-fact
(Name)